

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 23, 2016

Thomas Merk
Chief Executive Officer
Rofin-Sinar Technologies Inc.
40984 Concept Drive
Plymouth, MI 48170

      Re: Rofin-Sinar Technologies Inc.
             Preliminary Proxy Statement on Schedule PREM14A
             Filed April 19, 2016
             File No. 000-21377

Dear Mr. Merk:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Daniel Morris for

                                Amanda Ravitz
                                Assistant Director
                                Office of Electronics and Machinery

cc: Sheldon Nussbaum, Esq.
       Norton Rose Fulbright US LLP